           PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED OCTOBER 24, 1997

                                  $150,000,000
                             UNION CAMP CORPORATION
                       6.50% NOTES DUE NOVEMBER 15, 2007

                            ------------------------

     Interest on the Notes is payable on May 15 and November 15 of each year, commencing May 15, 1998. The Notes are not redeemable prior to maturity. The Notes will be represented by one or more Global Securities registered in the name of the nominee of The Depository Trust Company. Beneficial interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Notes in definitive form will not be issued. The Notes will be issued only in denominations of $1,000 and integral multiples thereof. See 'Description of Notes'.

                            ------------------------

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE
 SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY
          REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                                           INITIAL PUBLIC        UNDERWRITING        PROCEEDS TO
                                                         OFFERING PRICE(1)        DISCOUNT(2)       COMPANY(1)(3)
                                                         ------------------      -------------      --------------

Per Note..............................................        99.751%               0.650%             99.101%
Total.................................................      $149,626,500           $975,000          $148,651,500

------------

(1) Plus accrued interest from November 15, 1997.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(3) Before deducting estimated expenses of $100,000 payable by the Company.

                            ------------------------

     The Notes offered hereby are offered by the Underwriters specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form only through the facilities of DTC in New York, New York, on or about November 24, 1997, against payment therefor in immediately available funds.

                              GOLDMAN, SACHS & CO.

                            ------------------------
          The date of this Prospectus Supplement is November 19, 1997.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH NOTES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE 'UNDERWRITING'.

                            ------------------------

                              RECENT DEVELOPMENTS

     Net income for the nine months ended September 30, 1997 was $47,788,000 or $0.69 per share, compared to $90,995,000 or $1.32 per share for the same period in 1996. Sales for the nine months ended September 30, 1997 were $3,289,618,000 compared to $2,929,613,000 for the same period last year. The decline in earnings was primarily attributable to lower average selling prices for linerboard and uncoated business papers, which was partially offset by reduced manufacturing costs at the Company's paper mills. Total paper product shipments for the nine months ended September 30, 1997 increased 5% compared to the same period in 1996.

     Net income for the third quarter of 1997 was $27.6 million or $.40 per share, compared with $14.4 million or $.21 per share for the third quarter of last year and $10.6 million or $.15 per share for the second quarter of this year. Income from operations for the quarter was $75.4 million, a 40% increase from last year's third quarter and this year's second quarter.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges was 1.9 for the nine months ended September 30, 1997 and 2.3, 6.5, 2.3, 1.7 and 1.4 for the fiscal years ended December 31, 1996, 1995, 1994, 1993 and 1992, respectively. The ratio of earnings to fixed charges was calculated based on information obtained from the Company's books and records. In computing the ratio of earnings to fixed charges, earnings consist of income before income taxes and fixed charges, less interest capitalized net of amount amortized. Fixed charges consist of interest costs on borrowed funds, including capitalized interest, and a reasonable approximation of the imputed interest on non-capitalized lease payments.

                              DESCRIPTION OF NOTES

     The following description of the particular terms of the Notes offered hereby (referred to in the Prospectus as the 'Offered Securities') supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of Offered Securities set forth in the Prospectus, to which descriptions reference is hereby made.

GENERAL

     The 6.50% Notes due November 15, 2007 (the 'Notes') will be limited to $150,000,000 aggregate principal amount and will mature on November 15, 2007. The Notes will bear interest at 6.50% per annum from November 15, 1997 or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually on May 15 and November 15 of each year, commencing May 15, 1998, to the persons in whose names the Notes are registered at the close of business on May 1 and November 1, as the case may be, next preceding such Interest Payment Date. The Notes will rank equally and ratably with all other unsecured and unsubordinated indebtedness of the Company. The Notes will be issued only in fully registered form without coupons in denominations of $1,000 and integral multiples thereof.

BOOK-ENTRY SYSTEM

     The Notes will be issued in the form of one or more fully registered Global Securities (collectively, the 'Global Security'), which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ('DTC'), as depository for the Global Security (the 'Depository'), and registered in the name of DTC's nominee. Transfers or exchanges of beneficial interests in the Global Security may be effected only through a participating member of DTC. Under certain limited circumstances Notes may be issued in certificated form in exchange for the Global Security. In the event that Notes are issued in certificated form, such Notes may be transferred or exchanged at the offices described in the second following paragraph.

     Payments of principal of, and interest on, Notes registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the Global Security. None of the Corporation, the Trustee, any Paying Agent or any other agent of the Corporation or the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     In the event that Notes are issued in certificated form, principal and interest will be payable, the transfer of the Notes will be registrable and Notes will be exchangeable for Notes bearing identical terms and provisions at the office of the agent of the Corporation in The City of New York designated for such purpose, provided that payment of interest may be made at the option of the Corporation by check mailed to the address of the person entitled thereto.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement and the Pricing Agreement, the Company has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. have agreed to purchase, the entire principal amount of Notes.

     Under the terms and conditions of the Underwriting Agreement and the Pricing Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

     The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession of 0.40% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not to exceed 0.25% of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     In connection with the offering, the Underwriters may purchase and sell the Notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Notes; and short positions created by the Underwriters involve the sale by the Underwriters of a greater number of Notes than they are required to purchase from the Company in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Notes sold in the offering may be reclaimed by the Underwriters if such Notes are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Notes, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                                  $400,000,000
                             UNION CAMP CORPORATION
                                DEBT SECURITIES

                            ------------------------

     Union Camp Corporation ('Union Camp' or the 'Company') may from time to time offer its debt securities consisting of debentures, notes or other unsecured evidences of indebtedness ('Securities') at an aggregate initial public offering price not to exceed U.S. $400,000,000 or its equivalent in any other currency, units of two or more currencies or in a composite currency. If Securities are sold at an original issue discount, the Company may issue such higher principal amount as may be sold for an initial public offering price of up to $400,000,000 or its equivalent. The Securities may be offered as separate series in amounts, at prices and on terms to be determined at the time of sale and to be set forth in supplements to this Prospectus. The Company may sell Securities to or through underwriters, and also may sell Securities directly to other purchasers or through agents. See 'Plan of Distribution'.

     The terms of the Securities, including, where applicable, the specific designation, aggregate principal amount, denominations (which may be in United States dollars, in any other currency, units of two or more currencies or in a composite currency), maturity, rate (which may be fixed or variable) and time of payment of interest, if any, terms for redemption at the option of the Company or the holder, terms for sinking or purchase fund payments, the initial public offering price, the names of any underwriters or agents, the principal amounts, if any, to be purchased by underwriters or agents and the compensation, if any, of such underwriters or agents and the other terms in connection with the offering and sale of the Securities in respect of which this Prospectus is being delivered, are set forth in the accompanying Prospectus Supplement ('Prospectus Supplement').

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
      THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
         PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

                THE DATE OF THIS PROSPECTUS IS OCTOBER 24, 1997.

                             AVAILABLE INFORMATION

     Union Camp is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the '1934 Act'), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the 'Commission'). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the following regional offices of the Commission: New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048; and Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained at prescribed rates by writing to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Commission maintains a web site on the internet at http://www.sec.gov, that contains the Company's reports, proxy statements and other information. Such material can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, and the Pacific Stock Exchange, Inc., 301 Pine Street, San Francisco, California 94104.

     This Prospectus constitutes part of a Registration Statement filed by Union Camp with the Commission under the Securities Act of 1933, as amended. In accordance with the regulations of the Commission, this Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Securities offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     There are hereby incorporated by reference in this Prospectus the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (filed with the Commission on March 27, 1997), Quarterly Reports on Form 10-Q for the quarters March 31, 1997 (filed with the Commission on May 14, 1997) and June 30, 1997 (filed with the Commission on August 13, 1997) and Proxy Statement for the Annual Meeting of Stockholders on April 29, 1997 (filed with the Commission on March 21, 1997).

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act after the date of this Prospectus and prior to the termination of the offering of the Securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     UNION CAMP WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS HAS BEEN DELIVERED, UPON REQUEST, A COPY OF ANY OR ALL OF THE DOCUMENTS WHICH HAVE BEEN OR MAY BE INCORPORATED IN THIS PROSPECTUS BY REFERENCE, OTHER THAN EXHIBITS TO SUCH DOCUMENTS. REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO MR. DIRK R. SOUTENDIJK, VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY, UNION CAMP CORPORATION, 1600 VALLEY ROAD, WAYNE, NEW JERSEY 07470, TELEPHONE: (973) 628-2000.

                                  THE COMPANY

     Union Camp Corporation, a Virginia corporation, is engaged principally in the manufacture and sale of paper and paperboard, packaging products and wood products, and the production and sale of a wide variety of wood-based and non-wood-based chemicals, including aroma chemicals and flavor and fragrance ingredients produced and sold by its majority-owned subsidiary, Bush Boake Allen Inc. Union Camp controls approximately 1.6 million acres of timberlands in Georgia, Alabama, Virginia, Florida, North Carolina and South Carolina, most of which are owned by the Company.

     Union Camp's principal executive offices are located at 1600 Valley Road, Wayne, New Jersey 07470 and its telephone number is (973) 628-2000. As used in this Prospectus, the terms 'Union Camp' and the 'Company' mean Union Camp Corporation and its subsidiaries unless the context otherwise requires.

                                USE OF PROCEEDS

     Unless otherwise set forth in the applicable Prospectus Supplement, Union Camp intends to use the net proceeds from the sale of the Securities for general corporate purposes which may include the repurchase or redemption of outstanding debt obligations, funds for working capital and capital expenditures.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges was 1.6 for the six months ended June 30, 1997 and 2.3, 6.5, 2.3, 1.7 and 1.4 for the fiscal years ended December 31, 1996, 1995, 1994, 1993 and 1992, respectively. The ratio of earnings to fixed charges was calculated based on information obtained from the Company's books and records. In computing the ratio of earnings to fixed charges, earnings consist of income before income taxes and fixed charges, less interest capitalized net of amount amortized. Fixed charges consist of interest costs on borrowed funds, including capitalized interest, and a reasonable approximation of the imputed interest on non-capitalized lease payments.

                           DESCRIPTION OF SECURITIES

     The Securities are to be issued under an Indenture dated as of November 1, 1994 (the 'Indenture'), between the Company and The Bank of New York, as successor to NationsBank of Georgia, National Association, as Trustee (the 'Trustee'). The following summary statements with respect to the Securities do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the detailed provisions of the Indenture. Whenever any particular section of the Indenture or any term defined therein is referred to, such section or definition is incorporated herein by reference.

GENERAL

     The Securities offered hereby will be limited to an aggregate initial offering price not to exceed U.S. $400,000,000 or its equivalent in any other currency, units of two or more currencies or in a composite currency although the Indenture does not limit the amount of Securities which can be issued thereunder and provides that additional Securities may be issued in one or more series thereunder up to the aggregate principal amount which may be authorized from time to time by the Company's Board of Directors. Reference is made to the Prospectus Supplement relating to the particular series of Securities offered hereby (the 'Offered Securities') for the following terms, where applicable, of the Offered Securities: (i) the designation of the Offered Securities; (ii) the denominations of the Offered Securities; (iii) the aggregate principal amount of the Offered Securities; (iv) the date or dates on which the Offered Securities will mature; (v) the price or prices (expressed as a percentage of the aggregate principal amount thereof) at which the Offered Securities will be issued; (vi) the rate per annum at which the Offered Securities will bear interest, if any, and the date or dates from which any such interest will accrue; (vii) the times and places at which any such interest will be payable; (viii) the date, if any, after which the Offered Securities may be redeemed and the redemption prices;
(ix) the currency
or currencies of payment of principal of and any premium and interest on the Offered Securities if other than United States dollars; (x) any index used to determine the amount of payments of principal of and any premium and interest on the Offered Securities; (xi) whether the Offered Securities will be issued in whole or in part in the form of one or more Global Securities and, in such case, the depositary for such Global Securities; and (xii) any other terms of the Offered Securities. Unless otherwise provided in the applicable Prospectus Supplement, principal and interest, if any, will be payable and the Offered Securities may be surrendered for payment or transferred at the offices of the Trustee as paying and authenticating agent, provided that payment of interest may be made at the option of the Company by check mailed to the address of the person entitled thereto as it appears in the Securities Register. (Sections 301, 615, 1002)

     The Securities will be issued only in fully registered form without coupons in denominations set forth in the Prospectus Supplement. No service charge will be made for any transfer or exchange of such Securities, but the Company may require payment to cover any tax or other governmental charge payable in connection therewith. (Section 305)

     Some of the Securities may be issued as discounted debt securities (bearing no interest or interest at below market rates) ('Discount Securities') to be sold at a substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such Securities or any Securities which are denominated in a currency or composite currency other than United States dollars will be described in the Prospectus Supplement relating thereto.

     The Prospectus Supplement for a particular series may indicate terms for redemption at the option of a Holder. Unless otherwise indicated in the Prospectus Supplement, the covenants contained in the Indenture and the Securities would not provide for redemption at the option of a Holder nor necessarily afford Holders protection in the event of a highly leveraged or other transaction that may adversely affect Holders.

RESTRICTIVE COVENANTS

     Definitions. 'Subsidiary' is defined as a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by the Company and/or by one or more other Subsidiaries. 'Restricted Subsidiary' is defined as a Subsidiary of the Company which owns or leases any Principal Property, except a Subsidiary which is primarily engaged in the business of a finance company. (Section 101)

     'Principal Property' is defined to include (a) any building, structure or other facility (together with the land on which it is erected and fixtures comprising a part thereof) used primarily for manufacturing and located in the United States, in each case the gross book value (without deduction for any depreciation reserves) of which, on the date as of which any determination is made, exceeds 1% of the Consolidated Net Tangible Assets of the Company and its consolidated Subsidiaries, other than any building, structure or other facility or portion thereof which is a pollution control or other facility financed by obligations issued by a State or local governmental unit, and (b) any timberlands in the United States other than timberlands in the aggregate not exceeding 10% of the timberland acreage owned by the Company on the date as of which any determination is made; provided, however, that Principal Property shall not include any timberlands, building, structure or facility which, in the opinion of the Board of Directors of the Company, is not of material importance to the total business conducted by the Company and its Subsidiaries as an entirety. (Section 101)

     'Debt' is defined as notes, bonds, debentures or other similar evidences of indebtedness for money borrowed. (Section 1008) 'Attributable Debt' is defined to mean the total net amount of rent (discounted at the rate of interest implicit in the terms of such lease, as determined in good faith by the Company) required to be paid during the remaining term of any lease. (Section 101) 'Consolidated Net Tangible Assets' is defined to mean the aggregate amount of assets (less applicable reserves and other properly deductible items) as set forth on the most recent balance sheet of the Company and its consolidated Subsidiaries after deducting (a) all current liabilities (excluding any thereof constituting Funded Debt by reason of being renewable or extendible) and (b) all goodwill and like intangibles. (Section 101)

     Limitation on Liens. If the Company or any Subsidiary shall incur, issue, assume or guarantee any Debt secured by a Mortgage on any Principal Property owned or leased by the Company or any Restricted Subsidiary or on any shares of stock or Debt of any Restricted Subsidiary, the Company will secure, or cause such Restricted Subsidiary to secure, the Securities equally and ratably with (or prior to) such Debt, unless after giving effect thereto the aggregate amount of all such Debt so secured after the date of the Indenture together with all Attributable Debt in respect of sale and leaseback transactions after the date of the Indenture involving Principal Properties owned by the Company or a Restricted Subsidiary would not exceed the sum of 5% of the Consolidated Net Tangible Assets of the Company and its consolidated Subsidiaries plus $50,000,000. This restriction will not apply to, and there shall be excluded in computing secured Debt for the purpose of such restriction, Debt secured by (a) Mortgages on property of, or on any shares of stock or Debt of, any corporation existing at the time such corporation becomes a Restricted Subsidiary, (b) Mortgages in favor of the Company or any Restricted Subsidiary, (c) Mortgages for taxes, assessments or governmental charges or levies, in each case (i) not then due and delinquent or (ii) the validity of which is being contested in good faith by appropriate proceedings; and materialmen's, mechanics' and other like Mortgages, or deposits to obtain the release of such Mortgages, (d) Mortgages to secure public or statutory obligations or to secure payment of workmen's compensation or to secure performance in connection with tenders, leases of real property, bids or contracts or to secure (or in lieu of) surety or appeal bonds and Mortgages made in the ordinary course of business for similar purposes, (e) Mortgages on property, shares of stock or Debt existing at the time of, or within 120 days after, acquisition thereof (including acquisition through merger or consolidation), purchase money Mortgages and construction cost Mortgages, (f) Mortgages on timberlands in connection with an arrangement under which the Company or the Company and one or more Restricted Subsidiaries are obligated to cut or pay for timber in order to provide the party in whose favor such Mortgages were created with a specified amount of money, however determined, and
(g) subject to certain limitations, any extension, renewal or refunding, as a whole or in part, of any Mortgage referred to in the foregoing clauses (a) through (f), inclusive. (Section 1008) The Indenture does not restrict the incurring of unsecured Debt by the Company or its Subsidiaries.

     Limitation on Sales and Leasebacks. Neither the Company nor any Restricted Subsidiary may enter into any sale and leaseback transaction involving any Principal Property owned by the Company or a Restricted Subsidiary, the acquisition of which, or completion of construction and commencement of full operation of which, has occurred more than 120 days prior thereto, unless (a) the Company or such Restricted Subsidiary could create Debt secured by a Mortgage on such property pursuant to the Limitation on Liens covenant in an amount equal to the Attributable Debt with respect to the sale and leaseback transaction without being required to equally and ratably secure the Securities pursuant to such Limitation on Liens covenant or (b) the Company, within 120 days, applies (i) to the retirement of its Funded Debt or (ii) to the purchase of other property having a value at least equal to the net proceeds of such sale, an amount equal to the greater of (a) the net proceeds of the sale of the Principal Property leased pursuant to such arrangement or (b) the fair market value (as determined by certain officers and directors of the Company) of the Principal Property so leased (subject to credits for certain voluntary retirements of the Securities and Funded Debt). This restriction will not apply to any sale and leaseback transaction (a) between the Company and a Restricted Subsidiary or between Restricted Subsidiaries or (b) involving the taking back of a lease for a period of three years or less. (Section 1009)

EVENTS OF DEFAULT

     The following are Events of Default under the Indenture with respect to Securities of any series: (a) failure to pay principal of or premium, if any, on any Security of that series when due; (b) failure to pay any interest on any Security of that series when due, continued for 30 days; (c) failure to deposit any sinking fund payment, when due, in respect of any Security of that series, continued for 30 days; (d) failure to perform any other covenant of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series of Securities other than that series), continued for 60 days after written notice as provided in the Indenture; (e) acceleration of any indebtedness for money borrowed in excess of $25,000,000 by the Company under the terms of the instrument under or by which such indebtedness is issued, evidenced or secured if such acceleration is not annulled within 30 days after written notice as provided in the Indenture;
(f) certain events in bankruptcy, insolvency or reorganization; and (g) any other Event of Default provided with respect to Securities of that series. (Section 501) If an Event of Default with respect to Securities of any series at the time Outstanding shall occur and be continuing, either the Trustee or the Holders of at least 25% in principal amount of the Outstanding Securities of that series may declare the principal amount (or, if the Securities of that series are Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all Securities of that series to be due and payable immediately. However, at any time after a declaration of acceleration with respect to Securities of any series has been made, but before a judgment or decree based on such acceleration has been obtained, the Holders of a majority in principal amount of Outstanding Securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section 502) For information as to waiver of defaults, see 'Modification and Waiver.'

     Reference is made to the Prospectus Supplement relating to each series of Offered Securities which are Discount Securities for the particular provisions relating to acceleration of the Maturity of a portion of the principal amount of such Discount Securities upon the occurrence of an Event of Default and the continuation thereof.

     The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for indemnification of the Trustee, the Holders of a majority in principal amount of the Outstanding Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Securities of that series. (Section 512)

     The Company is required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance. (Section 1006)

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of 66 2/3% in principal amount of the Outstanding Securities of each series affected thereby; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Security affected thereby, (a) change the stated maturity date of the principal of, or any installment of principal of or interest on, any Security, (b) reduce the principal amount of, or the premium (if any) or interest (if any) on, any Security, (c) reduce the amount of principal of any Discount Security payable upon acceleration of the Maturity thereof, (d) change the place or currency of payment of principal of, or premium (if any) or interest (if any) on, any Security, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Security, or (f) reduce the percentage in principal amount of Outstanding Securities of any series, the consent of the Holders of which is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. (Section
902)

     The Holders of a majority in principal amount of the Outstanding Securities of any series may on behalf of the Holders of all Securities of that series waive, insofar as that series is concerned, compliance by the Company in any particular instance or generally, with certain restrictive provisions of the Indenture. The Holders of a majority in principal amount of the Outstanding Securities of any series may on behalf of the Holders of all Securities of that series waive any past default under the Indenture with respect to Securities of that series, except (i) a default in the payment of the principal of (or premium, if any) or interest on any Security of that series or (ii) in respect of any provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Security of that series affected. (Section 513)

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Company, without the consent of any Holders of Outstanding Securities, may consolidate or merge with or into, or transfer or lease its assets as an entirety to, any Person, and any other Person may consolidate or merge with or into, or transfer or lease its assets substantially as an entirety to, the Company, provided (i) that the Person (if other than the Company) formed by such consolidation or into which the Company is merged or which acquires or leases the assets of the Company substantially as an entirety is organized and existing under the laws of any United States jurisdiction and assumes the Company's obligations on the Securities and under the Indenture, (ii) that after giving effect to such transaction no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing (provided that a transaction will be deemed to be in violation of this proviso (ii) only as to any series of Securities as to which such Event of Default or such event shall have occurred and be continuing), and (iii) that certain other conditions are met. (Article Eight)

REGARDING THE TRUSTEE

     The Indenture provides that, except during the continuance of an Event of Default, the Trustee shall perform only such duties as are specifically set forth in the Indenture. During the continuance of any Event of Default, the Trustee shall exercise such of the rights and powers vested in it under the Indenture, and use the same degree of care and skill in their exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. (Section 601)

     The Trustee may acquire and hold Securities and, subject to certain conditions, otherwise deal with the Company as if it were not Trustee under the Indenture. (Section 605)

                              PLAN OF DISTRIBUTION

     General. The Company may sell Securities to or through underwriters, and also may sell Securities directly to other purchasers or through agents.

     The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of Securities, underwriters may receive compensation from the Company, or from purchasers of Securities for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the 'Securities Act'). Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the Prospectus Supplement.

     The Securities will be a new issue of Securities with no established trading market. Underwriters and agents to whom Securities are sold by the Company for public offering and sale may make a market in such Securities, but such underwriters and agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Securities.

     Under agreements which may be entered into by the Company, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

     Underwriters, dealers and agents may engage in over-allotment, stabilizing transactions and covering transactions in accordance with Regulation M under the 1934 Act. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions permit bids and purchases of the Securities so long as the stabilizing bids do not exceed a specified maximum. Covering transactions involve purchases of the Securities in the open market in order to cover short positions. Such stabilizing transactions and covering transactions may cause the price of the Securities to be higher than it would otherwise be in the absence of such transactions. Such transactions, if commenced, may be discontinued without notice.

     Delayed Delivery Arrangements. If so indicated in the Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Offered Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other persons will not have any responsibility in respect of the validity or performance of such contracts.

                                 LEGAL MATTERS

     The validity of the Offered Securities will be passed upon for the Company by White & Case, 1155 Avenue of the Americas, New York, New York, and for the underwriters or agents, if any, by Sullivan & Cromwell, 125 Broad Street, New York, New York.

                                    EXPERTS

     The consolidated financial statements of Union Camp Corporation incorporated in this Prospectus by reference to Union Camp Corporation's Annual Report on Form 10-K for the year ended December 31, 1996, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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_______________________________                  _______________________________
_______________________________                  _______________________________

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                                                                                              PAGE
                                                                                                                              ----

Recent Developments........................................................................................................   S-2
Ratio of Earnings to Fixed Charges.........................................................................................   S-2
Description of Notes.......................................................................................................   S-2
Underwriting...............................................................................................................   S-3

                                                            PROSPECTUS
Available Information......................................................................................................     2
Incorporation of Certain Documents by Reference............................................................................     2
The Company................................................................................................................     3
Use of Proceeds............................................................................................................     3
Ratio of Earnings to Fixed Charges.........................................................................................     3
Description of Securities..................................................................................................     3
Plan of Distribution.......................................................................................................     7
Legal Matters..............................................................................................................     8
Experts....................................................................................................................     8

                                  $150,000,000

                                   UNION CAMP
                                  CORPORATION

                                  6.50% NOTES
                             DUE NOVEMBER 15, 2007

                            ------------------------
                             PROSPECTUS SUPPLEMENT
                            ------------------------

                              GOLDMAN, SACHS & CO.

_______________________________                  _______________________________
_______________________________                  _______________________________